04003496

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/11

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| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

CM 3-22

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C. 53 SECTION

| SEC FILE NUMBER |
|---|
| 8-51750 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Miller Tabak + Co., LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**331 Madison Avenue – 12th Floor**
(No. and Street)

| **New York** | **NY** | **10017** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Brett Maybrown** **(212) 370-0040**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Jeffrey D. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Miller Tabak + Co., LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

The financial statements and supplemental information of the Company are made available to all of the Company members and allied members of the New York Stock Exchange, Inc.

NOTARY PUBLIC, ... 01-4845964 Qualified in ... Certificate Filed in ... Commission Expires 01-31-06

Notary Public

Signature

Member of the Managing Member

Title

Jeffrey D. Miller

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Miller Tabak + Co., LLC

December 31, 2003
with Report of Independent Auditors

Miller Tabak + Co., LLC

Statement of Financial Condition

December 31, 2003

## Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Members of
Miller Tabak + Co., LLC

We have audited the accompanying statement of financial condition of Miller Tabak + Co., LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

February 18, 2004

Miller Tabak + Co., LLC

Statement of Financial Condition

December 31, 2003

*(In Thousands)*

| | |
|---|---|
| **Assets** | |
| Cash | **$ 864** |
| Due from brokers and dealers | **37,664** |
| Securities owned, at market value | **9,457** |
| Investment | **3,671** |
| Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $5,976 in 2003 and $4,450 in 2002 | **5,029** |
| Other assets | **1,877** |
| Total assets | **$ 58,562** |
| | |
| **Liabilities and members' equity** | |
| Liabilities: | |
| Securities sold, not yet purchased, at market value | **$ 40,316** |
| Accrued expenses and other liabilities | **4,103** |
| | **44,419** |
| Commitments and contingencies | |
| | |
| Subordinated note | **1,500** |
| | |
| Members' equity before related receivables | **17,744** |
| Less: receivables from members | **(5,101)** |
| Members' equity | **12,643** |
| Total liabilities and members' equity | **$ 58,562** |

*See accompanying notes to statement of financial condition.*

*(In Thousands)*

## 1. Organization and Operations

Miller Tabak + Co., LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"). In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Company effects trades in equities, fixed income instruments, options and futures, both on a proprietary basis and on behalf of its customers, which include institutions and some individuals. The Company clears its transactions on a fully disclosed basis through Bear Stearns Securities Corp. (the "Clearing Broker"). In addition, the Company performs investment services for institutional clients, including consulting and research.

At December 31, 2003 and 2002, Jeffco Management LLC ("Jeffco"), the Managing Member of the Company, had a 49% and 51% membership interest in the total members' equity, respectively, before deducting receivables from members, of the Company. At December 31, 2003 and 2002, MTH Holdings, Inc. ("Holdings"), a New York corporation, and an affiliate of the Company, had a 28% and 29% interest in the total members' equity, before deducting receivables from members.

## 2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from these estimates.

**2. Significant Accounting Policies (continued)**

All securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on the last sales price as of the end of the year, or if such security did not trade on such day, the most recent sales price in which a sales price was reported by a major securities exchange. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities are valued at fair value by management considering appropriate information available at the time. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from these estimates.

Investment represents an equity interest in an operating entity reflected in the statement of financial condition based on the equity method of accounting.

Depreciation is calculated using the straight-line method over the estimated useful lives of furniture and fixtures owned. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or their estimated useful lives.

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

**3. Due from Brokers and Dealers**

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions and deposits with the Clearing Broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned although at December 31, 2003, the Company had no margin debt.

*(In Thousands)*

## 4. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250. At December 31, 2003, the Company had net capital of $1,294, which exceeded required net capital by $1,044.

The Company was permitted to operate pursuant to SEC Rule 15c3-1(a)(6), which allows the Company to maintain a liquidating equity, as defined, with its Clearing Broker for certain securities in which the Company is a market maker. Pursuant to the agreement with the clearing broker, the Company has the option to utilize the equity maintained at the Clearing Broker in lieu of regular haircuts. For the year ended December 31, 2003, the Company did not elect to qualify any securities under this rule.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the net capital rule of the SEC.

## 5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2003 consist of the following:

| | |
|---|---|
| Securities owned, at market value: | |
| Equity securities | $ 4,500 |
| Listed options | 4,957 |
| | $ 9,457 |
| Securities sold, not yet purchased, at market value: | |
| Equity securities | $ 31,468 |
| Listed options | 8,848 |
| | $ 40,316 |

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

*(In Thousands)*

**6. Investment**

At December 31, 2003, the Company had a 25% membership interest in Miller Tabak Roberts Securities, LLC ("MTR"), a registered broker-dealer with the SEC and a member of the National Association of Securities Dealers, Inc. ("NASD").

In January 2003, the FASB issued FIN 46, which provides a framework for identifying variable interest entities ("VIE's") and requires a company to consolidate a VIE if that company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. FIN 46 was subsequently amended in December 2003. FIN 46, as amended, is effective immediately for any new entities that are created after January 31, 2003. For entities that were originated prior to February 1, 2003, the provisions of FIN 46, as amended are effective for annual periods ending after December 15, 2004. There is no impact on the Company for provisions of FIN 46, were implemented in 2003. The Company continues to evaluate all relationships for post 2003 implementation dates but does not expect FIN 46 post 2003 implementation to have a material impact on its financial position or results of operations.

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2003, various legal proceedings are pending against the Company. While the ultimate outcome of the proceedings cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to its financial position.

## 7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company trades various financial instruments and enters into various investment activities with off-balance sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in securities sold, not yet purchased in the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value. At December 31, 2003, the fair value of options purchased and sold are included in securities owned and securities sold, not yet purchased, respectively, in the statement of financial condition.

The Company continuously monitors its transactions with off-balance sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an off-setting option to reduce potential loss due to changes in the market value.

Substantially all of the Company's cash is held in accounts at a major financial institution and therefore, is subject to the credit risk of the financial institution.

Substantially all of the Company's due from brokers and dealers and securities owned, are held at the Clearing Broker and therefore, are subject to the credit risk of the Clearing Broker. This risk is mitigated by the fact that all accounts at the Clearing Broker are fully protected by an excess securities bond issued by a major insurance provider.

*(In Thousands)*

**7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)**

The Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees of Indebtedness of Others" (FIN 45) provides accounting and disclosure requirements for certain guarantees. In this regard, MTR has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2003.

**8. Related Party Transactions**

At December 31, 2003, equity notes receivable from members totaled $626 and bear interest at 4%. Other amounts of $4,475 at December 31, 2003, which are also due from members, bear interest at the broker call rate and include advances made to Holdings and the members of Jeffco. Members' equity is reported net of related receivables from members in the accompanying statement of financial condition.

Pursuant to the Company's operating agreement, the managing member is entitled to a fee for services rendered in connection with the management and operation of the Company. For the year ended December 31, 2003, the managing members fee also takes into account the managing members good faith estimate of the fair value of the Company's investment in MTR.

Pursuant to a Facilities Management Agreement (the "FMA"), the Company provides general administrative services to MTR, including providing office space, furniture and equipment, office management, trading support personnel, clearance services and maintaining books and records (collectively, "Administrative Services"). As compensation for providing Administrative Services, the Company receives a fee based on a percentage of net realized trading gains of MTR plus reimbursement of certain specific costs benefiting MTR.

*(In Thousands)*

**9. Income Taxes**

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

**10. Commitments and Contingencies**

The Company leases office space under leases with various expiration dates, the latest expiring December 31, 2008. The leases provide for minimum annual rentals of $1,060 through 2008 and the escalation of rental charges based upon increases in taxes and maintenance costs.

**11. Subordinated Note**

The subordinated note is provided by Custodial Trust Company ("CTC"). The subordinated note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. The subordinated note may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

Borrowings subordinated to claims of general creditors totaled $1,500 at December 31, 2003 and are charged interest at 30 day LIBOR plus 5%.

**12. Subsequent Event**

Effective January 2, 2004, the Company sold 4.8% of its investment in MTR for $1,795.